Executive Board J.J. Nooitgedagt

Securities and Exchange Commission	AEGON N.V.
Attn. Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant	P.O. Box 85
Division of Corporation Finance	2501 CB The Hague (The Netherlands)
100 F Street, NE	AEGONplein 50
Washington, DC 20549-4720	2591 TV The Hague
United States of America	Telephone +31 70 344 8284
Fax +31 70 344 8096

Reference			The Hague
M EB NGT	File No. 001-10882	344 82 84	August 27, 2012

Dear Mr. Rosenberg,

We thank you for your letter dated July 30, 2012 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for the fiscal year ended December 31, 2011 (“2011 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The responses to your letter are numbered to correspond to the numbered comments in that letter.

Business Overview Results of Operations, page 16

1.	You disclose your use of a non-IFRS measure, underlying earnings before tax, and present its reconciliation to the most comparable IFRS measure here and in note 5 to the consolidated financial statements. It appears that this measure is your measure of profit or loss for each reportable segment under paragraph 23 of IFRS 8 and consistent with the guidance in Question 104.04 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures that only the consolidated underlying earnings before tax is a non-IFRS measure. Please confirm whether this observation is true. If so, please provide us a proposed revised title to be included in future Forms 20-F of your “Non-IFRS Total” column in note 5 to your consolidated financial statements that removes the reference to the non-IFRS total as solely in the context of the reconciliation of your segment measure of profit or loss to the consolidated totals under paragraph 28b of IFRS 8, this column is not a non-IFRS measure. Otherwise, tell us how your presentation is appropriate and reference for us the authoritative literature you rely upon to support your presentation.

Response

We confirm that your observation is true that underlying earnings before tax is our measure of profit or loss for each reportable segment under paragraph 23 of IFRS 8 and is consistent with the guidance in Question 104.04 of your Compliance and Disclosure Interpretations on Non-GAAP Financial Measures that only the consolidated underlying earnings before tax is a non-IFRS measure.

We undertake to change the column titles in our Annual Report on Form 20-F for 2012 (“2012 Form 20-F”) and thereafter in the segment information note to our consolidated financial statements from “Non-IFRS Total” to “Segment Total” and from “Total IFRS based” to “Consolidated”.

Register The Hague no. 27076669

2.	In the consolidated tables on pages 16 and 21 you provide what appears to be a second non-IFRS measure, net underlying earnings. Presumably this measure is the after-tax equivalent of underlying earnings before tax. Please provide us proposed revised disclosure to be included in future Forms 20-F that reconciles this measure to the most comparable IFRS measure and clarifies how you use this measure.

Response

We confirm that net underlying earnings is the after-tax equivalent of underlying earnings before tax. Net underlying earnings is used as a performance indicator for AEGON’s senior management and is used for target setting for variable compensation as set out in AEGON’s Remuneration policy and report (refer to 2011 Form 20-F page 115-121, in particular the table on page 119).

We undertake to revise the disclosure in our 2012 Form 20-F and thereafter to add a table reconciling the information currently set forth on consolidated tables on page 16 and 21 from net underlying earnings to net income as well as clarify certain text. (Edits to the current disclosure have been underlined.)

“This Annual Report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table above as well as in note 5 of the consolidated financial statements. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of AEGON’s associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of AEGON’s business including insight into the financial measures that senior management uses in managing the business.

This table also includes the non-IFRS financial measure: net underlying earnings. This is the after-tax equivalent of underlying earnings. The reconciliation of net underlying earnings to the most comparable IFRS measure is presented in the table below.

AEGON’s senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measures presented herein. While many other insurers in AEGON’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them. AEGON believes the non-IFRS measures shown herein, when read together with AEGON’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.”

	2012	2011		%
Net underlying earnings			1,233

Taxes on underlying earnings			289

Underlying earnings before tax geographically
Americas		1,310
The Netherlands		298
United Kingdom		5
New Markets		212
Holding and other activities		(303)

Underlying earnings before tax			1,522

Net fair value items			(416)
Gains / (losses) on investments			446
Impairment (charges) / reversals			(388)
Other income / (charges)			(267)
Run-off businesses			28

Income before tax (excluding income tax from certain proportionately consolidated associates)			925

Income tax from certain proportionately consolidated associates included in income before tax			9
Income tax			(53)
Of which income tax from certain proportionately consolidated associates			(9)

Net income			872

3.	Beginning in the individual segment tables on page 24 you also disclose net underlying earnings. As you do not appear to include this as segment measure of profit or loss in note 5 to your consolidated financial statement, it appears that this individual segment measure is a non-IFRS measure. Please provide us proposed revised disclosure to be included in future Forms 20-F that reconciles this measure to the most comparable IFRS measure and clarifies how you use this measure.

Response

We undertake to revise our disclosure on individual segments beginning on page 24 in the 2012 Form 20-F and thereafter by adding the reconciliation, as shown below, from net underlying earnings to net income per individual segment (Americas, The Netherlands, United Kingdom and New Markets). Refer to our response to question 2 for an explanation of how net underlying earnings is used.

	2012	2011	%
Net underlying earnings

Taxes on underlying earnings

Underlying earnings before tax by product segment
…
…
…
…

Underlying earnings before tax

Net fair value items
Gains / (losses) on investments
Impairment (charges) / reversals
Other income / (charges)
Run-off businesses

Income before tax (excluding income tax from certain proportionately consolidated associates)

Income tax from certain proportionately consolidated associates included in income before tax

Income tax

Of which income tax from certain proportionately consolidated associates

Net income

Financial Statements of AEGON N.V.

Consolidated Income Statement, page 132

4.	Regarding your earnings per share presentation, please address the following for us:

a.	You disclose that earnings per share and diluted earnings per share in 2010 are EUR 0.83. Please tell us what these amounts represent and how you determined them.

b.	Please tell us why the earnings per share after potential attribution to convertible core capital securities of EUR 0.76 in 2010 and the diluted earnings per share after conversion of convertible core capital securities of EUR 0.68 are not your basic and diluted earnings per share, respectively, as presented in Note 19.

c.	Please tell us how your earnings per share, excluding premium on convertible core capital securities is not a non-IFRS measure precluded from disclosure on the face of your financial statements or in the accompanying notes under Item 10(e)(1)(ii)(C) of Regulation S-K.

Response

a.	As explained in the footnote that appears on the face of the income statement on page 132, our disclosed earnings per share of EUR 0.83 is calculated by dividing net income attributable to equity holders, after deduction of declared preferred dividends, accrued coupons on perpetual securities and coupons and premium on convertible core capital securities by the weighted average number of common shares, excluding common shares purchased by the Company and held as treasury shares.

Diluted earnings per share is calculated on the same basis as earnings per share noted above but also includes an adjustment for outstanding share options. As the average share price in 2010 did not exceed the exercise prices of the share options, the potential exercise of the share options did not result in any dilution.

Our earnings per share in 2010 of EUR 0.83 does not take into account a deduction for the potential coupon on convertible core capital securities that would have been payable had we paid a certain portion of our net profits as dividends prior to the time the convertible core capital securities were repurchased. These amounts were disclosed to provide financial statement users an understanding of the actual impact of the convertible core capital securities on our earnings per share amounts without reflecting the adjustment for potential payments that were not in fact made. We concluded the disclosure of these amounts in this manner was relevant to users of the financial statements for reasons we explain below in 4.b.

b.	Earnings per share after potential attribution to convertible core capital securities of EUR 0.76 and the diluted earnings per share after conversion of convertible core capital securities of EUR 0.68 are our basic and diluted earnings per share, respectively, in 2010, as disclosed in Note 19.

The difference between our basic and diluted earnings per share and the additional disclosure of reported earnings per share of EUR 0.83 in 2010 and diluted earnings per share of EUR 0.83 in 2010 on the face of our financial statements relates to the potential coupon on convertible core capital securities. The attribution to convertible core capital securities holders represents the amount that would have been payable on the convertible core capital securities had we paid a dividend on our common shares prior to the repurchase of the convertible core capital securities. However, prior to the repurchase of the convertible core capital securities, AEGON was not allowed to pay a dividend on its common shares. None of the potential coupon was actually paid on the convertible core capital securities. The potential coupon is an element of basic earnings per share under International Financial Reporting Standards (IAS 33.14) as IFRS requires the Company to assume a distribution of (a portion of an issuer’s ) earnings.

As a result, we concluded it was appropriate to disclose the earnings per share, of EUR 0.83 and diluted earnings per share of EUR 0.83 in 2010, excluding the potential coupon on the convertible core capital securities that was not required to be made, or in fact was not made.

In future filings, we undertake not to include references to earnings per share excluding premium on convertible core capital securities in the financial statements. In the 2012 Form 20-F and thereafter, we undertake to disclose only our basic earnings per share and diluted earnings per share on the face of the financial statements. Also refer to our response to question 4.c.

c.	Our earnings per share, excluding premium on convertible core capital securities is a non-IFRS measure.

We note the reference to Item 10(e)(1)(ii)(C) of Regulation S-K and undertake not to include references to earnings per share excluding premium on convertible core capital securities in the financial statements to be included in the 2012 Form 20-F and thereafter. The proposed presentation of our basic earnings per share and diluted earnings per share, as they will appear on the face of our financial statements in the 2012 Form 20-F, is set forth below:

	Note	2012	2011	2010

Earnings per share	19
(EUR per share)
Basic earnings per share			(0.06)	0.76
Diluted earnings per share			(0.06)	0.68

Notes to the Consolidated Financial Statements of AEGON N.V.

Note 47: Capital and Solvency, page 289

5.	On page 290 you disclose Total Capital Base and indicate that it is a non-IFRS measure. As the disclosure of non-IFRS amounts in the note to the financial statements is precluded under Item 10(e)(1)(ii)(C) of Regulation S-K, please represent to us that you will move this disclosure to your capital and liquidity management disclosure in future Forms 20-F. Otherwise, please explain to us why disclosure in the financial statements is appropriate and reference for us the authoritative literature relied upon to support your position.

Response

AEGON uses the Total Capital Base for managing capital adequacy as disclosed in note 47 Capital and Solvency. IAS 1.134 requires an entity to disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. IAS 1.135 indicates that the entity bases these disclosures on the information provided internally to key management personnel. To comply with paragraph 134 and 135 of IAS 1, AEGON discloses qualitative information about its objectives, policies and processes for managing capital, including a description of what it manages as capital being the Total Capital Base. Furthermore, to comply with the requirements of IAS 1.135(b) we disclose quantitative information about our capital base.

As it is required by IAS 1 to disclose information on what we manage as capital, we will retain the qualitative and quantitative information on our Total Capital Base in the notes to the financial statements. To comply with Item 10(e)(1)(ii)(C) of Regulation S-K we undertake to remove the reference to non-IFRS measure and to explain that the Total Capital Base is provided to senior management to manage the business.

We undertake to include the following disclosure in the 2012 Form 20-F and thereafter: “The Total Capital Base includes separate presentation of borrowings based on the deployment of the proceeds and is provided to senior management to manage capital.”

As you requested, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments about the foregoing, please do not hesitate to contact me at +31 70 433 8284 or Jurgen van Rossum, Senior Vice President and Corporate Controller, at + 31 70 344 5458.

* * * *

Very truly yours,

/s/ Jan J. Nooitgedagt

Jan J. Nooitgedagt

Chief Financial Officer